Rail Vision Ltd.

15 Ha’Tidhar Street

Ra’anana, 4366517 Israel

September 13, 2018

Via EDGAR - Confidential

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Stickel, Staff Attorney
John Dana Brown, Attorney-Advisor
Office of Transportation and Leisure

Re:	Rail Vision Ltd. Draft Registration Statement on Form F-1 Submitted June 25, 2018 CIK No. 0001743905

Dear Mr. Stickel and Mr. Brown:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of July 20, 2018, regarding the above mentioned draft registration statement on Form F-1. For your convenience, your original comments appear in bold, followed by our responses. We are concurrently confidentially filing Amendment No. 1 to the Form F-1 (“Amendment No. 1”). Page references in our responses are to the Form F-1.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There are no such materials at this time. We will supplementally provide the Staff with copies of such communications if they are made.

2.	Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

Response: There are no such materials at this time. We may include graphics in a future amendment to the Form F-1. We will supplementally provide the Staff with copies of such graphics, if and when they are used.

The Offering, page 3

3.	Please reconcile your disclosure here and on page 14 that you have not determined the amount of net proceeds to be used for the purposes described, with your bullets here and on page 19 that you will disclose the approximate amount of proceeds that you expect use for each specified purpose. In addition, consistent with your disclosure on page 19, please discuss here that the net proceeds will be reduced as a result your agreement with Israel Railways and disclose the additional payment to your CEO in conjunction with this offering. Refer to Item 4 of Form F-1 and Item 3.C of Form 20-F.

Mr. Brown and Mr. Stickel

Office of Transportation and Leisure

Securities and Exchange Commission

September 13, 2018

Response: We have revised our disclosure on page 3 to be consistent with our disclosure on page 19. We have added disclosure regarding our agreement with Israel Railways and the additional payment to our CEO in conjunction with this offering.

Risk Factors, page 5

4.	We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please discuss any related risks that are material.

Response: We have added a risk factor regarding our ability to continue as a going concern on page 6.

We expect that we will need to raise substantial additional capital, page 6

5.	Please quantify the amount of additional funds you expect to require to commercialize your products. Similarly, please update your disclosure on page 33 that you require significant additional development resources and time to provide some context into the amount of funds and time needed.

Response: We have added additional disclosure on page 34 regarding the amount of funds and time needed before we will be able to commercialize our products.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel, page 16

6.	Consistent with your disclosure on page 59, please include a risk factor that restrictions and requirements for payment under the Innovation Law, or any other such regulation, may impair your ability to sell your technology outside of Israel, or to outsource manufacturing or otherwise transfer your know-how outside Israel.

Response: We have not received any grants from the Israeli Innovation Authority, so restrictions under the Innovation Law are not relevant to our operations. We have revised our disclosure on page 60 to clarify that we have not received any such grants, and that the restrictions under the Innovation Law would only apply to us in the event that we receive a grant from the Innovation Authority in the future.

Use of Proceeds, page 19

7.	Please briefly explain what it means that you expect to build long-term global channels infrastructure.

Response: We have revised our disclosure on pages 2 and 34 to provide additional context regarding our plans to build long-term global channels infrastructure.

Business, page 30

8.	Please include a brief discussion of your expected relationship with your controlling shareholder Foresight Autonomous Holdings Ltd. after the offering. Please also briefly summarize the potential conflicts of interest associated with having a controlling shareholder.

Response: Foresight Autonomous Holdings Ltd. (“Foresight”) is our largest shareholder. We currently to do not anticipate entering into any additional business relationship or additional transactions with Foresight. Considering Foresight’s significant holdings and the fact that certain of our directors are affiliated with Foresight, we have added additional disclosure, and an additional risk factor, on pages 2 and 13.

Mr. Brown and Mr. Stickel

Office of Transportation and Leisure

Securities and Exchange Commission

September 13, 2018

Management, page 36

9.	We note that your website identifies Mr. Itschak Shrem as a director of your company but do not see him listed in the table here. We also note that your disclosure on page 53 refers to him as a former director. Please update the table and briefly discuss his business background if he remains a director as indicated by your website. Please also confirm that you have provided the information with respect to any employees such as scientists or designers upon whose work you are dependent. Refer to Item 4 of Form F-1 and Item 6.A of Form 20-F.

Response: Mr. Shrem was a director of ours in the past and has recently rejoined our board of directors. We have revised our disclosure accordingly on page 38. Also, we confirm that we have provided the information with respect to any employees such as scientists or designers upon whose work we are dependent. All such employees are mentioned in the “Management” section on page 37.

Description of Share Capital, page 54

10.	Please reconcile your disclosure here that there were 124,074 Ordinary Shares issued and outstanding as of June 22, 2018, with footnote 1 of the beneficial ownership table on page 52 that indicates there were 161,898 Ordinary Shares issued and outstanding.

Response: We have revised our disclosure on pages 53 and 55 to reconcile the difference. The footnotes to the beneficial ownership table now clarify that we currently have 135,154 Ordinary Shares issued and outstanding, and that we anticipate the issuance of 26,754 Ordinary Shares pursuant to the exercise of warrants, which will occur upon the closing of the offering.

Exhibits

11.	Please file as exhibits your written employment agreements and service agreements with each of your executive officers as referenced on page 38. Please also file as exhibits your loan agreement with Mr. Shahar Hania and your services agreements with Shrem Zilberman Group Ltd and Mr. Guy Gershoni referenced on page 53 or provide your analysis as to why you believe these are not required.

Response: We have filed as exhibits the loan agreement with Mr. Shahar Hania and the services agreement with Mr. Shrem through his Yaad Consulting and Management Services Ltd. We note that our previous filing mistakenly indicated that the service agreement was with Shrem Zilberman Group Ltd.

With respect to the written employment agreements and service agreements with each of our executive officers, we acknowledge the Staff’s comment and respectively advise the Staff that we do not believe these agreements are required to be filed pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, as “[a]ny compensatory plan, contract or arrangement if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) (§229.402(a)(1)) and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.” We also respectfully advise the Staff that we are not required to, and have not previously filed or publicly disclosed, these documents with any authority in Israel or otherwise.

Furthermore, with respect to the service agreement with Mr. Guy Gershoni, we acknowledge the Staff’s comment and respectively advise the Staff that Mr. Gershoni no longer serves as a director of the Company, and we do not believe that this agreement is required to be filed as the service agreement with Mr. Guy Gershoni is immaterial in amount or significance, and is not otherwise required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

* * *

Mr. Brown and Mr. Stickel

Office of Transportation and Leisure

Securities and Exchange Commission

September 13, 2018

If you have any questions or require additional information, please call our attorneys, David Huberman at (+972) 54-596-5967, Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

RAIL VISION LTD.

By:	/s/ Elen Katz
Chief Executive Officer

cc:
Aamira Chaudhry
Jean Yu